UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________________ to ___________________________
Commission File No. 1-16097
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
THE MEN’S WEARHOUSE, INC.
6380 Rogerdale Drive
Houston, Texas 77072

The Men’s Wearhouse, Inc.
401(k) Savings Plan
Financial Statements as of and for the Years Ended
December 31, 2010 and 2009, Supplemental
Schedule as of December 31, 2010, and Report of
Independent Registered Public Accounting Firm

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE	15

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	17

EXHIBITS	18
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of
The Men’s Wearhouse, Inc. 401(k) Savings Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic 2010 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Houston, Texas
June 21, 2011

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Participant directed investments — at fair value	$99,252,853	$85,250,015
Notes receivable from participants	6,152,395	5,678,445
Employee contribution receivable	260	—

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	105,405,508	90,928,460

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(526,242)	(480,619)

NET ASSETS AVAILABLE FOR BENEFITS	$104,879,266	$90,447,841

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$8,877,811	$14,911,590
Interest	288,406	334,965
Dividends	1,662,486	1,804,136

Total investment income	10,828,703	17,050,691

Contributions:
Employee contributions	9,919,197	9,727,886
Rollover contributions	570,350	282,665
Employer contributions	819,498	405,897

Total contributions	11,309,045	10,416,448

Total additions	22,137,748	27,467,139

DEDUCTIONS:
Benefits paid to participants	7,657,923	5,373,613
Administrative expenses	48,400	45,191

Total deductions	7,706,323	5,418,804

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	14,431,425	22,048,335

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	90,447,841	68,399,506

End of year	$104,879,266	$90,447,841

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
1.	DESCRIPTION OF PLAN
The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan and trust agreements for more information.
General — The Plan is a defined contribution plan that provides eligible employees with future retirement benefits through a tax-deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility — The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after 90 days of service.
Administration — The Plan is administered by an Advisory Committee made up of three employees. Investments of the Plan are held in trust by Prudential Bank & Trust, FSB (the “Trustee”). Prudential Retirement Insurance and Annuity Company is the record keeper for the Plan.
Contributions — Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The matching contribution is discretionary. For 2009 and early 2010, the board of directors of The Men’s Wearhouse, Inc. (“TMW”) approved match was 100% of the first $100 of salary deferrals in the calendar year. Effective for payroll payments dated and issued on or after February 27, 2010, the amount of the matching contribution is 100% of the employee’s first $200 in salary deferral contributions made under the Plan. The maximum employer matching contribution per participant is $200 per calendar year.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative expenses, such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. Allocations are in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each participant. The investment options available include a TMW common stock fund, mutual funds, and a stable value fund maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — Participants are always 100% vested in their salary deferral contribution accounts, rollover contribution accounts, prior matching contribution account (i.e. amounts attributable to TMW matching contributions made before April 1, 2007), and qualified nonelective employer contribution accounts. For employer matching contribution amounts made after April 1, 2007, participants will vest after completing two years of service with the Company. Employer-matching and profit-sharing accounts merged into the Plan from the After Hours FormalWear Profit Sharing Plan vest under the following schedule: 50% vested after 2 years of service, 75% vested after 3 years, and 100% after 4 years of service.
Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.
Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.
Forfeited Accounts — The Plan allows the forfeitures of nonvested Company-matching contributions from terminated participant accounts to be used to offset future Company-matching contributions, to pay certain administrative expenses, and to make account restorations.
For the years ended December 31, 2010 and 2009, forfeited nonvested amounts totaled $15,727 and $15,994, respectively. Forfeitures of zero and $1,749 were used to reduce employer-matching contributions in 2010 and 2009, respectively.
2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties — The Plan utilizes various investments, including common stock, mutual funds, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. The Company’s common stock fund is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The Union Bank Stable Value Fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the NAV of its underlying investments, and contract value is principal plus accrued interest.

The Union Bank Stable Value Fund is a commingled pool of the Pooled Investment Trust Funds of Union Bank, N.A. (“Union Bank”). The fund primarily invests in stable value instruments and certain other fixed income or money market obligations or in a variety of collective investment vehicles that invest in such obligations. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
In accordance with GAAP, the Union Bank Stable Value Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract-value basis.
Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses — The Company pays all administrative expenses of the Plan either with Company funds, or with funds in the Plan forfeiture account (arising from nonvested amounts forfeited by terminated participants), with the exception of certain participant loan fees, overnight delivery fees requested by participants in relation to distribution checks, mutual fund frequent trading fees (charged by the mutual fund companies against sales proceeds), and brokerage commissions and Securities and Exchange Commission fees on Company stock transactions, which are paid by the Plan and charged against the individual participants’ Plan accounts which incurred the expense. Investment management fees are netted against the return earned on each fund in individual participants’ Plan accounts.
Payment of Benefits — Benefits are recorded when distribution checks/wires are issued from the trust used to fund the Plan (the “Trust”).
Rollovers — Along with the Plan, TMW also sponsors an Employee Stock Ownership Plan (“ESOP”) which was terminated effective October 15, 2009. An application has been made to the Internal Revenue Service (“IRS”) for a determination letter as to the qualified status of the ESOP on termination. Until such date as all ESOP assets can be distributed to all ESOP participants following IRS plan termination approval, certain participants can elect to receive distributions from the ESOP under a diversification provision. If these distributions qualify under the Plan and the Internal Revenue Code (“IRC”), participants may elect to rollover these distributions, as well as other qualifying distributions, from the ESOP into the Plan. During Plan years ended December 31, 2010 and 2009, $206,914 and $97,165, respectively, of such ESOP distributions were rolled over into the Plan. These rollovers, along with other qualified rollovers at December 31, 2010 and 2009, of $363,436 and $185,500, respectively, are reported in “Rollover contributions” in the statements of changes in net assets available for benefits.
Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that expands the required disclosures about fair value measurements. This guidance provides for new disclosures requiring the Company to (a) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (b) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This guidance also provides clarification of existing disclosures requiring the Company to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. We adopted this guidance effective January 1, 2010, except for the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the first phase of this guidance did not have a material impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits. We do not expect the adoption of the second phase of this guidance to have a material impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.
In September 2010, the FASB issued authoritative guidance regarding, reporting loans to participants by defined contribution pension plans. This guidance requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting policies in 2010. The adoption of this guidance did not have a material effect on the Plan’s financial statements.
3.	FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.
Assets measured at fair value as of December 31, 2010:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Common stock fund	$—	$14,086,841	$—	$14,086,841
Mutual funds :
Domestic stock funds	37,050,025	—	—	37,050,025
Balanced funds	12,622,378	—	—	12,622,378
International stock fund	8,459,902	—	—	8,459,902
Fixed income funds	9,979,002	—	—	9,979,002
Stable value fund	—	17,054,705	—	17,054,705

Total investments measured at fair value	$68,111,307	$31,141,546	$—	$99,252,853

Assets measured at fair value as of December 31, 2009:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Common stock fund	$—	$11,255,865	$—	$11,255,865
Mutual funds :
Domestic stock funds	30,907,862	—	—	30,907,862
Balanced funds	9,535,110	—	—	9,535,110
International stock fund	7,621,246	—	—	7,621,246
Fixed income funds	8,674,590	—	—	8,674,590
Other	89	—	—	89
Stable value fund	—	17,255,253	—	17,255,253

Total investments measured at fair value	$56,738,897	$28,511,118	$—	$85,250,015

For the year ended December 31, 2010 and 2009, respectively, there were no significant transfers in or out of Levels 1, 2 or 3.
The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4.	PLAN TERMINATION
Although it has not expressed an intent to do so, TMW has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.
5.	FEDERAL INCOME TAX STATUS
The IRS has previously determined and informed TMW by letter dated August 20, 2009, that the Plan, as amended and restated effective April 1, 2007, and the related trust were designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The Plan’s administrator believes the Plan continues to maintain its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2007.

Effective as of the close of business on December 31, 2007, the After Hours FormalWear Profit Sharing Plan (the “After Hours Plan”) was merged into the Plan. The IRS is currently conducting an audit and review of the Form 5500 that was filed with respect to the After Hours Plan for 2007. The IRS has not issued an audit report or proposed any adjustments to date as a result of the audit.
6.	EXCESS CONTRIBUTIONS REFUNDABLE
As of the report date, the Company had not completed discrimination testing for the year ended December 31, 2010. For the Plan year ended December 31, 2009, $211,290 was required to be refunded to satisfy the 2009 Plan year non-discrimination test. Of the total refunded, $205,658 was paid during 2010 and $5,633 had been paid in 2009 as part of a termination distribution. Management believes the amount of refunds, if any, resulting from the 2010 testing cannot be reasonably estimated, and therefore, no liability has been recorded for such refunds.
7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments, Union Bank Stable Value Fund, are shares of a common collective investment fund managed by Union Bank. The Men’s Wearhouse Stock Fund invests in the common stock of TMW. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2010 and 2009, the Plan held 563,925 and 534,467 shares, respectively, of common stock of TMW, the sponsoring employer, with a cost basis of $12,462,987 and $11,730,337 respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income of $200,645 and $151,645, respectively.
8.	INVESTMENTS
The value of individual investments that exceed 5% of net assets available for Plan benefits as of December 31, 2010 and 2009, are as follows:

	2010		2009
	Shares/Units	Value	Shares/Units	Value
American Funds EuroPacific Growth Fund	207,962	$8,459,902	202,048	$7,621,246
American Funds Growth Fund of America	373,794	11,284,831	376,512	10,207,239
BlackRock S&P 500 Stock Fund	93,536	14,086,492	90,218	12,043,190
Dodge & Cox Stock fund	50,156	5,404,862	45,612	4,385,120
PIMCO Total Return Fund	919,724	9,979,002	803,203	8,674,590
Union Bank Stable Value Fund*	17,054,705	17,054,705	17,255,253	17,255,253
The Men’s Wearhouse Stock Fund*	563,925	14,086,841	534,467	11,255,865

*	Parties-in-interest

During 2010 and 2009, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2010	2009
Common stock fund	$2,367,481	$4,341,788

Mutual funds:
Domestic stock funds	4,420,116	6,561,459
Balanced funds	1,025,300	1,511,974
International stock fund	582,197	1,931,455
Fixed income funds	482,717	564,914

Total mutual funds	6,510,330	10,569,802

Total	$8,877,811	$14,911,590

9.	STABLE VALUE FUND
The stable value fund (the “Fund”) is sponsored by Union Bank. The beneficial interest of each participant in the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants in the Fund ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on investments made under the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not reasonably expected to occur.
Limitations on the Ability of the Fund to Transact at Contract Value
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan’s sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA,
•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund,
•	Any transfer of assets from the Fund directly into a competing investment option,

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions and/or,
•	Complete or partial termination of the Plan or its merger with another plan.
Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into wrap contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include the following:
•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer,
•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow and/or,
•	Employer-initiated transactions by participating plans as described above.
In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits and increases in net assets available for benefits per the financial statements for the years ended December 31, 2010 and 2009, to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$104,879,266	$90,447,841
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	526,242	480,619

Total net assets per Form 5500	$105,405,508	$90,928,460

Increase in net assets available for benefits per the financial statements	$14,431,425	$22,048,335
Change in the adjustment from contract value to fair value for fully benefit-responsive stable value fund	45,623	493,790

Net income per Form 5500	$14,477,048	$22,542,125

11.	NET ASSET VALUE PER SHARE
In accordance with the guidance regarding the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent), the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2010 and 2009, respectively, are disclosed.
The following tables for December 31, 2010 and 2009, set forth a summary of the Plan’s investments with a reported NAV:

2010
Fair Value Estimated Using Net Asset Value per Share
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value *	Frequency	Restrictions	Period
Union Bank Stable Value Fund (a)	$17,054,705	Daily	None	None

2009
Fair Value Estimated Using Net Asset Value per Share
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value *	Frequency	Restrictions	Period
Union Bank Stable Value Fund (a)	$17,255,153	Daily	None	None

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	The fund strategies seek current income while maintaining stability of invested principal. The fund invests in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments.

12.	SUBSEQUENT EVENTS
Subsequent to the Plan year end December 31, 2010, the Plan Advisory Committee has selected a new provider for Plan recordkeeping services, T. Rowe Price Retirement Plan Services, Inc., to be effective July 1, 2011. Because of this change, a “blackout period” will occur during which time participants will be unable to exercise certain rights available under the Plan, as follows: participants will be temporarily unable to direct or diversify investments in their individual accounts, obtain a loan from the Plan, or obtain a distribution from the Plan. The blackout period begins at 4 p.m. Eastern time on June 23, 2011, and is expected to end during the week of July 18, 2011. The required 30-day Blackout Notice was mailed to all Plan participants on May 18, 2011.
Prudential Retirement Insurance and Annuity Company was notified of the impending recordkeeper change on February 25, 2011 and was directed to request a Plan level liquidation from the Union Bank Stable Value Fund as of July 1, 2011. Prudential subsequently indicated that Union Bank will distribute liquidation proceeds from the Union Bank Stable Value Fund to the Plan not later than February 28, 2012 (12-months from their receipt of the notification, February 28, 2011). Union Bank holds a monthly meeting to review liquidation requests and may grant approval at any monthly review meeting, or carry the request over to the following month, up to 12-months. At this time, liquidation has not been approved to occur earlier than February 28, 2012. However, the Union Bank Stable Value Fund remains fully benefit-responsive to ‘Qualified Withdrawals’ made on behalf of individual participants for distributions, loans, and for investment transfers which will not result in those withdrawn funds being directly or indirectly invested into a ‘Competing Investment’ under the Plan for a period of 90 days.
* * * * * *

SUPPLEMENTAL SCHEDULE

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
Employer Identification Number: 74-1790172
Plan Number: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Description of
		Investment, Including
	Identity of Issuer,	Maturity Date, Rate
	Borrower, Lessor, or	of Interest, Collateral,		Current
	Similar Party	Par or Maturity Value	Cost	Value
	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value Fund	(2)	$2,802,815
	American Funds	American Funds EuroPacific Growth Fund	(2)	8,459,902
	American Funds	American Funds Growth Fund of America	(2)	11,284,831
	BlackRock	BlackRock S&P 500 Stock Fund	(2)	14,086,492
	BlackRock	BlackRock LifePath Retirement Fund	(2)	2,440,035
	BlackRock	BlackRock LifePath 2020 Fund	(2)	3,942,293
	BlackRock	BlackRock LifePath 2030 Fund	(2)	2,990,325
	BlackRock	BlackRock LifePath 2040 Fund	(2)	3,203,526
	BlackRock	BlackRock LifePath 2050 Fund	(2)	46,199
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	5,404,862
	Pacific Investment Management Co.	Pacific Invest Mgmt Co. Total Return Fund	(2)	9,979,002
	Royce Pennsylvania	Royce Pennsylvania Mutual Fund	(2)	3,471,025

	Total mutual funds			68,111,307

*	STABLE VALUE FUND	Union Bank Stable Value Fund	(2)	17,054,705

	OTHER:
*	Common stock	The Men’s Wearhouse common stock	(2)	14,086,841
*	Loans to participants	Loans to participants (1)	(2)	6,152,395

	TOTAL ASSETS HELD AT END OF YEAR			$105,405,248

*	Party-in-interest

(1)	Loans generally consists of five-year installment notes with interest rates originating at prime + 1% (prime only for loans originated in the After Hours Plan), resulting in interest rates ranging from 4.25% to 10.5%.

(2)	Cost information has been omitted because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of The Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Date: June 21, 2011	/s/ Neill P. Davis Neill P. Davis,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number	Description
23.1 —	Consent of Independent Registered Public Accounting Firm (filed herewith).